May 17, 2012

United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: Michael Schulman

RE:           BlackRock, Inc.

Dear Mr. Schulman:

We received the Commission's comment letter dated May 7, 2012.  We are in the process of diligently preparing our response, but respectfully request an extension of time.  As discussed on May 16, we plan to file our response with the Commission on or before June 11, 2012.

If you have any questions regarding these matters or require any additional information, please contact me at 212-810-5488.

Very truly yours,

/s/ Russell McGranahan
Name:	Russell McGranahan
Title:	Managing Director
Legal & Compliance

cc:	Ann Marie Petach
Chief Financial Officer
BlackRock, Inc.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300
www.blackrock.com